March 22, 2013

VIA EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:                             Courier Corporation

Form 10-K for the fiscal year ended September 29, 2012

Filed November 30, 2012

File No. 001-34268

Dear Mr. Humphrey:

This letter is being submitted on behalf of Courier Corporation (the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”), as set forth in your letter dated March 12, 2013 and received on March 12, 2013, with respect to the Company’s Form 10-K for the year ended September 29, 2012 filed with the SEC on November 30, 2012.  For reference purposes, the relevant portions of the text of the March 12, 2013 comment letter have been reproduced in italics herein, with the responses of the Company indented below each numbered comment.

SEC Comments and the Company’s Responses:

Consolidated Statements of Cash Flows, page F-5

1. We note that over 10% of your cash provided by operating activities each year is spent on prepublication costs. Therefore, in light of the significance of the amounts involved, please show amortization of prepublication costs as a separate line item. Also, consider showing amortization of intangible assets separately from depreciation of property, plant and equipment.

RESPONSE:

In future filings with the SEC beginning with the Form 10-Q to be filed for the period ending March 30, 2013, we will separately disclose in the Company’s Consolidated Statements of Cash Flows amounts expensed for amortization of prepublication costs, amortization of intangible assets and depreciation of property, plant and equipment. Please note that in the Company’s Form 10-K for the year ended September 29, 2012, depreciation of property, plant and equipment of $20,381,000 and amortization expense of $4,679,000 were separately disclosed by operating segment and in total in Note L, “Operating Segments.” Such amortization expense included $410,000 for intangibles which was detailed in Note G, “Goodwill and Other Intangibles.”

Note G. Goodwill and Other Intangibles, page F-14

2. In the last paragraph of the description of your accounting policy with respect to prepublication costs on page F-8, you indicate that a $475,000 impairment charge was recorded in fiscal 2010 for underperforming titles at Creative Homeowner, and you make reference to Note G. However, in Note G, there appears to be no discussion of the fiscal 2010 impairment charge. For clarity, we suggest that you add a table to Note G to reflect the components of prepublication costs, for each period presented, in a manner similar to the tables for goodwill and other intangibles. In this regard, we note that carrying amounts for your prepublication costs substantially exceed those for your other intangibles.

RESPONSE:

Prepublication costs are tangible costs incurred in the creation of a book title prior to its publication. These costs include amounts paid for acquiring rights from authors to publish a work and costs associated with bringing a manuscript to publication, such as art-work and editorial efforts. These costs are capitalized and amortized over the estimated useful life of the title. We consider these prepublication costs to be long-lived assets accounted for under ASC 360 and believe this to be customary in the book publishing industry. Since prepublication costs are not an intangible asset, it does not seem appropriate to include a table in Note G, “Goodwill and Other Intangibles.”

In fiscal 2010, a $475,000 impairment charge was recorded for underperforming titles at Creative Homeowner and was noted in the discussion of prepublication costs in Note A. Further, the reference to Note G, “Goodwill and Other Intangibles,” was to provide a cross reference to the other Creative Homeowner impairment charges of $1,800,000 for goodwill and $2,459,000 for other intangibles to arrive at the total impairment charge of $4,734,000 in the Consolidated Statements of Operations and Comprehensive Income for fiscal year 2010.

Management’s Discussion and Analysis, page F-25

Liquidity and Capital Resources, page F-33

3. With respect to the table of contractual obligations on page F-34, we believe you should include scheduled interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. See Section IV.A of FR-72 for guidance.

RESPONSE:

At September 29, 2012, the Company’s total debt of $15.6 million was comprised of $12.6 million under a revolving credit facility and $3.0 million under a term loan. We believed that excluding an estimate of future interest expense was appropriate because the Company’s primary debt obligation is a long-term revolving credit facility that has an interest rate and principal balance that fluctuate on a daily basis.  Therefore, any such estimate of future interest expense could differ significantly from the Company’s actual interest expense.  Note that “Management’s Discussion and Analysis” includes disclosure regarding average borrowings and average interest rates on the long-term revolving credit facility for the time periods presented.  This disclosure regarding interest on the Company’s revolving credit facility is consistent with the Company’s letter dated March 15, 2007 responding to a comment letter from the SEC dated February 28, 2007.

At September 29, 2012, scheduled interest payments for the term loan amount to $80,000 and $14,000 for the Company’s fiscal years 2013 and 2014, respectively. In future filings with the SEC beginning with the Form 10-Q to be filed for the period ending March 30, 2013, we will include the scheduled interest payments for the term loan and explain in a footnote to the table why the amounts listed thereon do not include interest related to the revolving credit facility.

Critical Accounting Policies and Estimates, page F-35

Prepublication Costs, page F-35

4. In the description of your accounting policy with respect to prepublication costs on page F-8, you indicate that prepublication costs are amortized over estimated useful lives of two to four years. However, on page F-35, you state that prepublication costs are amortized over periods ranging from three to four years. Please revise, as appropriate, to correct this inconsistency.

RESPONSE:

In the preparation of our Form 10-Q filed for the period ended December 29, 2012, we noted the inconsistency and corrected the description of our accounting policy with respect to prepublication costs included in “Critical Accounting Policies and Estimates” in “Management’s Discussion and Analysis” to reflect the current amortization periods as ranging from two to four years.

Critical Accounting Policies and Estimates, page F-35

Prepublication Costs, page F-35

5.  We note your disclosure on page F-35 that no goodwill or other intangible assets remain in the publishing segment. We also note from the segment information presented in Note L that your publishing segment continues to experience operating losses and declining net sales. As a result, it is unclear how you determined that your prepublication costs were recoverable while, at the same time, concluding that your goodwill and other intangible assets were not recoverable. Please clarify your disclosure in this regard.

RESPONSE:

As discussed in the response to Question #2 above, prepublication costs are tangible costs incurred in the creation of a book title prior to its publication which we consider to be a long-lived asset. These costs are capitalized and amortized over the estimated useful life of the title. Management regularly evaluates these assets for impairment by evaluating the sales performance and expected future revenues and profitability of the book titles based upon historical and forecasted demand at the asset group level. The asset group, for evaluating long-lived assets for impairment, is based on the undiscounted identifiable cash flows generated, which in this case are the individual book titles. The impairments of goodwill in the publishing segment in prior years were the result of evaluating the fair value of the reporting units within the segment. The impairments of intangible assets in the publishing segment in the prior years were the result of evaluating the discounted cash flows of the reporting units within the segment.

Therefore, prepublication costs for a particular book title may be fully recoverable based on that particular book’s expected cash flows from sales performance while the goodwill or intangible assets associated with the reporting unit may not be recoverable based on the total cash flows of the reporting unit which is impacted by the poor performance of the publishing segment and not just the particular book.

****

In connection with the response to the SEC’s comments, the Company and its management acknowledge responsibility for the accuracy and adequacy of the disclosures made in the filing of the Company’s Annual Report on Form 10-K for the year ended September 29, 2012.  In addition, we recognize that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (978) 251-6243 or Kathleen Leon, Vice President and Controller, at (978) 251-6242.

Very truly yours,

/s/ Peter M. Folger

Peter M. Folger

Senior Vice President and Chief Financial Officer

Courier Corporation

15 Wellman Avenue

North Chelmsford, MA 01863

PF: mq

Cc:                             Juan Migone, Securities and Exchange Commission

Kathleen Leon, Vice President and Controller, Courier Corporation

Rajeev Balakrishna, Senior Vice President and General Counsel, Courier Corporation

Ray Bigelow, Partner, Deloitte & Touche LLP

Robert Whalen, Partner, Goodwin Procter, LLP